Security B - TSMC Restricted Secret Security B - TSMC Restricted Secret Unleash Innovation © 02025 TSMC, Ltd TSMC Property Unleash Innovation 2025 Third Quarter Earnings Conference October 16, 2025

Security B - TSMC Restricted Secret Security B - TSMC Restricted Secret Unleash Innovation © 12025 TSMC, Ltd TSMC Property Agenda • Welcome Jeff Su, IR Director • 3Q25 Financial Results and 4Q25 Outlook Wendell Huang, CFO • Key Messages Wendell Huang, CFO C.C. Wei, Chairman & CEO • Q&A

Security B - TSMC Restricted Secret Security B - TSMC Restricted Secret Unleash Innovation © 22025 TSMC, Ltd TSMC Property Safe Harbor Notice • TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. • Information as to those factors that could cause actual results to vary can be found in TSMC’s 2024 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 17, 2025 and such other documents as TSMC may file with, or submit to, the SEC from time to time. • Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Security B - TSMC Restricted Secret Security B - TSMC Restricted Secret Unleash Innovation © 32025 TSMC, Ltd TSMC Property Statements of Comprehensive Income Selected Items from Statements of Comprehensive Income 3Q25 3Q25 2Q25 3Q24 3Q25 Over 2Q25 3Q25 Over 3Q24(In NT$ billions unless otherwise noted) Guidance Net Revenue (US$ billions) 33.10 31.8-33.0 30.07 23.50 +10.1% +40.8% Net Revenue 989.92 933.79 759.69 +6.0% +30.3% Gross Margin 59.5% 55.5%-57.5% 58.6% 57.8% +0.9 ppts +1.7 ppts Operating Expenses (87.76) (84.51) (79.08) +3.9% +11.0% Operating Margin 50.6% 45.5%-47.5% 49.6% 47.5% +1.0 ppt +3.1 ppts Non-Operating Items 24.68 29.61 23.42 -16.6% +5.4% Net Income Attributable to Shareholders of the Parent Company 452.30 398.27 325.26 +13.6% +39.1% Net Profit Margin 45.7% 42.7% 42.8% +3.0 ppts +2.9 ppts EPS (NT Dollar) 17.44 15.36 12.54 +13.6% +39.0% ROE 37.8% 34.8% 33.4% +3.0 ppts +4.4 ppts Shipment (Kpcs, 12"-equiv. Wafer) 4,085 3,718 3,338 +9.9% +22.4% Average Exchange Rate--USD/NTD 29.91 29.0 31.05 32.32 -3.7% -7.5% * Diluted weighted average outstanding shares were 25,930mn units in 3Q25 ** ROE figures are annualized based on average equity attributable to shareholders of the parent company

Security B - TSMC Restricted Secret Security B - TSMC Restricted Secret Unleash Innovation © 42025 TSMC, Ltd TSMC Property 3Q25 Revenue by Technology

Security B - TSMC Restricted Secret Security B - TSMC Restricted Secret Unleash Innovation © 52025 TSMC, Ltd TSMC Property 3Q25 Revenue by Platform

Security B - TSMC Restricted Secret Security B - TSMC Restricted Secret Unleash Innovation © 62025 TSMC, Ltd TSMC Property Balance Sheets & Key Indices Selected Items from Balance Sheets 3Q25 2Q25 3Q24 (In NT$ billions) Amount % Amount % Amount % Cash & Marketable Securities 2,751.06 37.4% 2,634.43 37.6% 2,167.60 35.2 % Accounts Receivable 307.81 4.2% 235.69 3.4% 249.97 4.1 % Inventories 288.69 3.9% 304.19 4.3% 292.88 4.7 % Long-term Investments 148.98 2.0% 137.43 2.0% 127.33 2.1 % Net PP&E 3,499.34 47.6% 3,386.21 48.3% 3,071.60 49.8 % Total Assets 7,354.11 100.0% 7,006.35 100.0% 6,165.66 100.0 % Current Liabilities 1,275.91 17.3% 1,377.31 19.7% 1,080.40 17.5 % Long-term Interest-bearing Debts 918.23 12.5% 883.67 12.6% 936.16 15.2 % Total Liabilities 2,318.53 31.5% 2,389.72 34.1% 2,143.74 34.8 % Total Shareholders' Equity 5,035.58 68.5% 4,616.63 65.9% 4,021.92 65.2 % Key Indices A/R Turnover Days 25 23 28 Inventory Turnover Days 74 76 87 Current Ratio (x) 2.7 2.4 2.6 Asset Productivity (x) 1.2 1.1 1.0 * Total outstanding shares were 25,933mn units at 9/30/25 ** Asset productivity = Annualized net revenue / Average net PP&E

Security B - TSMC Restricted Secret Security B - TSMC Restricted Secret Unleash Innovation © 72025 TSMC, Ltd TSMC Property Cash Flows * Free cash flow = Cash from operating activities – Capital expenditures (In NT$ billions) 3Q25 2Q25 3Q24 Beginning Balance 2,364.52 2,394.80 1,799.13 Cash from operating activities 426.83 497.07 391.99 Capital expenditures (287.45) (297.22) (207.08) Cash dividends (116.70) (116.70) (90.76) Bonds payable (9.06) 3.70 (5.25) Investments and others 92.62 (117.13) (1.25) Ending Balance 2,470.76 2,364.52 1,886.78 Free Cash Flow * 139.38 199.85 184.91

Security B - TSMC Restricted Secret Security B - TSMC Restricted Secret Unleash Innovation © 82025 TSMC, Ltd TSMC Property 4Q25 Guidance Based on our current business outlook, management expects: ▪ Revenue to be between US$32.2 billion and US$33.4 billion And, based on the exchange rate assumption of 1 US dollar to 30.6 NT dollars, management expects: ▪ Gross profit margin to be between 59% and 61% ▪ Operating profit margin to be between 49% and 51%

Security B - TSMC Restricted Secret Security B - TSMC Restricted Secret Unleash Innovation © 92025 TSMC, Ltd TSMC Property • Please visit TSMC's website (https://www.tsmc.com) and Market Observation Post System (https://mops.twse.com.tw) for details and other announcements • TSMC Board of Directors Approved NT$5.00 Cash Dividend for the Second Quarter of 2025 and Set December 11, 2025 as Ex-Dividend Date, December 17, 2025 as the Record Date and January 8, 2026 as the Distribution Date (2025/08/12) Recap of Recent Major Events

Security B - TSMC Restricted Secret Security B - TSMC Restricted Secret Unleash Innovation © 102025 TSMC, Ltd TSMC Property https://www.tsmc.com invest@tsmc.com